SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period July 24, 2003 to July 31, 2003

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release issued July 31, 2003 announcing the second quarter results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

July 31, 2003	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSE / PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES SECOND QUARTER RESULTS

(Calgary, July 31, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced the unaudited results for the three months and six months ended June 30, 2003.

•	Total production in the second quarter of 2003 averaged 48,839 boepd and for the first six months was 49,828 boepd.

•	Cash netbacks for the period increased by 38% to $17.93 per boe compared to $12.97 per boe in the second quarter of 2002.

•	Operating costs were $7.80 per boe in the second quarter of 2003, down from $8.63 reported in the first quarter. The reduction of operating costs per boe in the second quarter is attributable mainly to the acquisition of the SOEP onshore facilities in May 2003 which has eliminated the onshore processing fees charged to Pengrowth along with a $1.0 million refund of offshore processing fees received in the second quarter.

•	Pengrowth paid $61.8 million ($0.67 per trust unit) in cash distributions during the second quarter and retained $7.9 million to fund capital expenditures or repay debt. An additional $9.9 million earned in the first half is intended to be distributed to unitholders over the remainder of 2003.

•	Pengrowth realized an average commodity price of $37.63 per boe in the second quarter of 2003 – US $30.06 in Q2 2002, a 25% increase from the second quarter 2002.

•	On April 23, 2003, Pengrowth closed a US $200 million private placement of senior unsecured notes to a group of US institutional investors. The issue comprised US $150 million 4.93% senior notes due April 2010 and US $50 million 5.47% senior notes due April 2013. Proceeds of this offering were used to replace most of Pengrowth’s outstanding bank debt.

•	On May 8, 2003, Pengrowth acquired an 8.4% working interest in the SOEP pipeline to shore and the onshore processing facilities downstream of the Thebaud processing platform for net closing payments of approximately $57 million after adjustments for capital, processing fees and interest. The acquisition will serve to significantly reduce the processing fees paid by Pengrowth.

•	On June 17, 2003, a new management agreement was approved by unitholders at the annual general meeting. The new agreement is designed to incentivize the Manager to enhance per unit performance. The new agreement includes substantially reduced base fees, the elimination of acquisition fees, and the introduction of a performance-based fee.

•	Subsequent to quarter end, on July 23, Pengrowth successfully completed a public offering of 8.5 million trust units at $16.95 per unit to raise total gross proceeds of $144.1 million and net proceeds of $136 million. A portion of the net proceeds was used to repay bank indebtedness incurred to fund prior acquisitions. The balance will be available for potential future acquisitions.

Summary of Financial and Operating Results

	Three Months ended					Six Months ended
	June 30					June 30
					%					%
(thousands, except production and per unit amounts)	2003		2002		Change	2003		2002		Change

INCOME STATEMENT
Oil and gas sales	$167,222		$111,544		50%	$370,023		$203,178		82%

Net income	$52,435		$13,604		285%	$113,485		$14,046		708%
Net income per unit	$0.470		$0.161		192%	$1.021		$0.168		508%

Funds generated from operations	$83,310		$55,143		51%	$191,919		$97,479		97%
Funds generated from operations per unit	$0.747		$0.652		15%	$1.727		$1.168		48%
Funds withheld to fund capital expenditures	$7,921		$—		100%	$18,725		$—		100%

Distributable cash before withholding*	$79,695		$48,141		66%	$187,720		$81,259		131%
Distributable cash before withholding per unit*	$0.715		$0.569		26%	$1.689		$0.974		73%
Distributable cash*	$71,774		$48,141		49%	$168,995		$81,259		108%
Actual distributions paid or declared per unit	$0.670		$0.540		24%	$1.420		$0.950		49%

Weighted average number of units outstanding	111,467		84,613		32%	111,119		83,446		33%

BALANCE SHEET
Working capital	$(47,224)		$(27,766)		70%	$(47,224)		$(27,766)		70%
Property, plant and equipment and other assets	$1,447,981		$1,145,197		26%	$1,447,981		$1,145,197		26%
Long-term debt	$334,280		$219,123		53%	$334,280		$219,123		53%
Unitholders’ equity	$1,022,797		$867,213		18%	$1,022,797		$867,213		18%
Unitholders’ equity per unit	$9.108		$9.599		–5%	$9.108		$9.599		–5%

Number of units outstanding at period end	112,297		90,347		24%	112,297		90,347		24%

TRUST UNIT TRADING (TSX)
High	$18.22		$17.00			$18.22		$17.00
Low	$13.95		$14.60			$13.39		$13.25
Close	$17.25		$15.05			$17.25		$15.05
Value	$519,020		$197,063		163%	$816,625		$362,733		125%
Volume (thousands of units)	32,575		12,588		159%	52,697		23,983		120%

TRUST UNIT TRADING (NYSE) — Listed on April 10, 2002
High	$13.80	US	$10.90	US		$13.80	US	$10.90	US
Low	$9.40	US	$9.50	US		$9.07	US	$9.50	US
Close	$12.83	US	$9.93	US		$12.83	US	$9.93	US
Value	$271,053	US	$18,108	US	1397%	$351,860	US	$18,108	US	1843%
Volume (thousands of units)	22,500		1,784		1161%	30,667		1,784		1619%

DAILY PRODUCTION
Crude oil (barrels)	23,530		18,096		30%	24,165		18,302		32%
Natural gas (thousands of cubic feet)	119,519		103,856		15%	119,958		106,936		12%
Natural gas liquids (barrels)	5,390		5,350		1%	5,670		5,176		10%
Total production (BOE) 6:1	48,839		40,771		20%	49,828		41,312		21%

PRODUCTION INCREASE (year over year)	20%		11%			21%		12%

PRODUCTION PROFILE (6:1 conversion)
Crude oil	48%		44%			49%		44%
Natural gas	41%		43%			40%		43%
Natural gas liquids	11%		13%			11%		13%

AVERAGE PRICES
Crude oil (per barrel)	$40.35		$38.63		4%	$42.60		$35.61		20%
Natural gas (per mcf)	$6.20		$3.75		65%	$6.91		$3.29		110%
Natural gas liquids (per barrel)	$32.17		$28.04		15%	$37.00		$25.48		45%
Average price per BOE	$37.63		$30.06		25%	$41.03		$27.17		51%

*	See Note 2 to Financial Statements

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

Distributable Cash

Distributable cash increased by 49% to $71.8 million ($0.67 per unit) for the second quarter of 2003, from $48.1 million ($0.54 per unit) in the second quarter of 2002. For the six months ended June 30, 2003, Pengrowth recorded $169.0 million in distributable cash or $1.42 per unit, compared to $81.3 million or $0.95 per unit in the first six months of 2002. An additional $18.7 million earned in the first half of 2003 was withheld to repay indebtedness or fund capital expenditures. A balance of $9.9 million earned in the first half is intended to be distributed to unitholders over the remainder of 2003.

The increase in distributable cash is attributable mainly to higher commodity prices (Pengrowth’s average per boe selling price was 51% higher in the first half of 2003 compared to first half 2002), and a 21% increase in production, offset in part by higher expenses and a reduced payout ratio — commencing with the January 2003 distribution, approximately 10% of cash available for distribution has been withheld to repay debt or fund capital expenditures.

Net Income

Net income for the second quarter of 2003 was $52.4 million compared to $13.6 million for the previous year. For the first six months, Pengrowth recorded net income of $113.5 million, compared to $14.0 million for the previous year. The increase is due mainly to higher production and commodity prices, and an unrealized foreign exchange gain of $20.7 million recorded in the second quarter. This unrealized foreign exchange gain was recorded on Pengrowth’s $US denominated debt due to the higher Canadian dollar exchange rate at the end of June, 2003 of approximately $0.74 US as compared to the rate in effect in April, 2003 of approximately $0.69 US.

Netbacks

	Three months		Six months
Netbacks per boe of Production (6:1)	ended June 30,		ended June 30,

	2003	2002	2003	2002

Oil and gas sales	$37.63	$30.06	$41.03	$27.17
Crown and freehold royalties, net of incentives	(7.17)	(3.82)	(7.43)	(3.67)
Other income	0.48	0.36	0.55	0.42
Operating costs	(7.80)	(8.22)	(8.22)	(7.77)
Amortization of injectants	(2.03)	(3.04)	(2.10)	(3.14)

Operating Netback	21.11	15.34	23.83	13.01
Interest	(1.43)	(0.98)	(1.10)	(0.85)
General and administrative	(0.96)	(0.81)	(0.88)	(0.70)
Management fees	(0.52)	(0.47)	(0.68)	(0.42)
Capital taxes and Other	(0.27)	(0.11)	(0.36)	(0.17)

Netback per boe	$17.93	$12.97	$20.81	$10.87

Production

Total BOE production increased 20% in the second quarter of 2003, compared to the second quarter of 2002. For the six months ended June 30, 2003 total production is 21% higher than the same period last year. The increase in production is attributable mainly to the acquisition of properties in British Columbia on October 1, 2002.

Production	Three months ended			Six months ended

	June 30,	June 30,	%	June 30,	June 30,	%
	2003	2002	Change	2003	2002	Change

Daily Production Crude oil (bbls/d)	23,530	18,096	+ 30%	24,165	18,302	+ 32%
Natural gas (mcf/d)	119,519	103,856	+ 15%	119,958	106,936	+ 12%
Natural gas liquids (bbls/d)	5,390	5,350	+ 1%	5,670	5,176	+ 10%

Total boe/d (6:1)	48,839	40,771	+ 20%	49,828	41,312	+ 21%

Total production (mboe)	4,444	3,710	+ 20%	9,019	7,477	+ 21%

Oil production volumes increased 30% in the second quarter and 32% for the six month period ended June 30, 2003 compared to the same periods last year. Most of this increase is attributable to the acquisition of oil producing properties in B.C. including Rigel, Squirrel and Oak. Development activities over the past year have helped offset natural production declines.

Natural gas production increased 15% in the second quarter of 2003 compared to the second quarter of 2002 and increased 12% on a year to date basis. This increase is attributable to the B.C. property acquisition on October 1, 2002 as well as the acquisition of additional interests in the Quirk Creek area in the second quarter of 2002, offset in part by natural production declines.

Natural gas liquids (NGL) production increased 1% in the second quarter of 2003 over the second quarter of 2002 but on a year to date basis the increase is 10% compared to last year. The year over year increase is attributable to the property acquisitions over the last year. Any fluctuation in NGL sales from quarter to quarter is due mainly to the timing of condensate sales from the Sable Offshore Energy Project (SOEP). Condensate production from SOEP (which currently averages approximately 830 bpd net to Pengrowth) is initially placed in tanks with shipments (sales) accruing to Pengrowth typically every second or third month.

For the first six months of 2003, Pengrowth’s production portfolio resulted in sales volumes comprising of 49% crude oil, 40% natural gas and 11% natural gas liquids.

Pengrowth continues to forecast 2003 average production of approximately 48,500 boepd assuming no further acquisitions, dispositions or major production interruptions during the second half.

Prices

Pengrowth’s average commodity price for the second quarter of 2003 was 25% higher than the second quarter of 2002, and on a year to date basis, the average price for the first half of 2003 exceeded the prior year by 51%. Most of this increase is attributable to the substantial increase in natural gas prices in 2003.

Average realized prices C$	Three months ended			Six months ended

(including hedging)	June 30,	June 30,	%	June 30,	June 30,	%
	2003	2002	Change	2003	2002	Change

Crude oil (per bbl)	$40.35	$38.63	+ 4%	$42.60	$35.61	+ 20%
Natural gas (per mcf)	$6.20	$3.75	+ 65%	$6.91	$3.29	+ 110%
Natural gas liquids (per boe)	$32.17	$28.04	+ 15%	$37.00	$25.48	+ 45%

Total per boe (6:1)	$37.63	$30.06	+ 25%	$41.03	$27.17	+ 51%

Price Risk Management Program

Pengrowth Corporation conducts a risk management program through natural gas and crude oil price swaps, interest rate swaps and foreign exchange transactions for purposes which include managing the risk and volatility of unitholder distributions and locking in returns associated with acquisitions. The board of directors of Pengrowth Corporation has prescribed annual volume limits for commodity price hedges of up to two thirds of net oil production and two thirds of net natural gas production for up to three years.

Natural Gas

In the second quarter of 2003, Pengrowth realized a net hedging loss of $3.5 million related to fixed price gas contracts (as compared to monthly AECO average spot prices) and natural gas financial swap contracts, compared to a net hedging loss of $0.8 million for the same period last year. On a year to date basis, Pengrowth has realized a net hedging loss on natural gas of $15.0 million in the first six months of 2003, compared to a net hedging loss of $0.5 million for the same period last year. These hedging losses reflect the sustained strength in natural gas spot prices experienced into the second quarter of 2003.

Crude Oil

With the moderate decline in crude prices in the second quarter, Pengrowth realized a net hedging gain of $1.1 million on crude oil price swap transactions, compared to a loss of $0.9 million in the second quarter of 2002. On a year to date basis, Pengrowth has realized a net hedging loss on crude oil swaps of $8.0 million in the first six months of 2003, compared to a $0.4 million net loss in the first half of 2002.

Current Position

Pengrowth currently has 11,000 barrels per day of crude oil (approximately 47% of current oil production) hedged for the remainder of 2003 at an average price of Cdn $41.48 per barrel. Pengrowth has also fixed the exchange rate on all of our current crude oil hedging contracts. Approximately 26% of current natural gas production is also hedged — 14,218 mcf per day of Western gas production is hedged to realize an average plantgate price of $6.07 per mcf, and 17,000 MMBTU of Eastern gas is hedged to realize an average plantgate price of $5.11 per MMBTU for the remainder of 2003. The details of Pengrowth’s commodity hedges are provided in Note 8 to the financial statements. No new commodity hedging contracts were entered into during the second quarter of 2003.

At June 30, 2003, the mark-to-market value of Pengrowth’s commodity hedges was negative $4.2 million – negative $15.0 million for natural gas contracts and positive $10.8 million for crude oil.

Royalties

Royalties, including crown and freehold royalties, were 19.0% of oil and gas sales in the three months ended June 30, 2003, compared to 12.7% in 2002. For the six month period, royalties were 18.1 % and 13.5% in 2003 and 2002, respectively. The increase in the royalty percentage in 2003 over 2002 is due mainly to higher commodity prices in 2003. In addition, increased hedging losses in 2003 resulted in a slightly higher reported royalty rate (about 1% higher for the six months ended June 30), since the hedged price applies only to Pengrowth’s net production volumes, and not to crown royalty volumes.

Operating Costs

Operating costs were $34.7 million (or $7.80 per boe) for the second quarter of 2003, compared to $30.5 million (or $8.22 per boe) for the second quarter of 2002. The decrease in operating costs on a per boe basis in the quarter reflects the acquisition of an 8.4% interest in the SOEP onshore facilities on May 8, 2003, which has reduced the SOEP processing fees charged to Pengrowth by approximately $1.2 million per month. Also, included in second quarter operating costs is a reduction of $1.0 million due to an adjustment of SOEP offshore processing fees previously charged for the first quarter of 2003. For the six months ended June 30, 2003, operating costs were $74.1 million ($8.22 per boe), compared to $58.1 million ($7.77 per boe) for the first half of 2002.

Injectants for Miscible Floods

During the second quarter of 2003, Pengrowth purchased $5.4 million of injectants and amortized a related $9.0 million against second quarter income and distributable cash. On a year to date basis, Pengrowth has purchased $14.8 million of injectants and amortized $18.9 million. At June 30, 2003, the balance of unamortized injectant costs was $29.8 million.

General and Administrative

General and administrative expenses (G&A) were $4.3 million in the second quarter of 2003 compared to $3.0 million for the second quarter of 2002. For the six months ended June 30, 2003, G&A expenses were $7.9 million compared to $5.2 million for the same period last year. On a per boe basis, year to date G&A is $0.88 per boe, compared to $0.70 per boe for the first half of 2002. G&A costs have increased in 2003 due to a number of factors including the move to larger office space at the end of 2002, and increased legal and regulatory expenses associated with being listed on the New York Stock Exchange, April 2002. In addition, certain one-time costs including legal and advisory costs and additional directors fees were incurred in the first half of 2003 in connection with the negotiation of the new management agreement, which was approved at the annual general meeting held on June 17, 2003.

Management Fees

Management fees were $2.3 million for the second quarter of 2003 compared to $1.7 million for the second quarter of 2002. For the six month period, management fees were $6.1 million in 2003 compared to $3.1 million in 2002. On a per boe basis, management fees for the first six months of 2003 are $0.68 per boe, compared to $0.42 per boe in 2002. The increase in management fees is due to the higher “net operating income” fee base in 2003 — management fees were calculated on a sliding scale percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding).

The new management agreement, approved at the annual general meeting on June 17, 2003, is effective July 1, 2003. Under the terms of this agreement, the base fee has been reduced from a sliding scale between 3.5% and 2.5%, to 2% on the first $200 million of net operating income and 1% on net operating income over $200 million; acquisition fees have been eliminated, and the manager is eligible to receive a performance fee if certain performance criteria are met - in particular should returns exceed 8% per annum on a three year rolling average basis. The maximum fees, including the performance fee, is limited to 80% of the fees that would otherwise have been paid under the old management agreement (including acquisition fees) for the first three years, and 60% for the second three years.

Interest

Interest expense increased to $6.3 million in the second quarter of 2003 compared to $2.7 million for the second quarter of 2002. Included in 2003 second quarter interest expense is $1.9 million of costs to terminate all interest rates swaps on Pengrowth’s bank debt. $75 million of these swaps were cancelled following the US $200 million private placement on April 23, 2003, the proceeds of which were applied to reduce floating rate bank debt. Pengrowth expects to terminate the remaining $50 million of these swaps in the third quarter, since all floating rate bank debt has been eliminated through the use of proceeds from the July 23 equity issue. For the first six months of 2003, interest expense was $10.0 million compared to $5.8 million for the first half of 2002. In addition to the one time charges related to interest rate swaps, the increase in interest expense also reflects higher average debt and higher short term interest rates in 2003 compared to 2002.

Depletion and Depreciation

Depletion and depreciation increased to $43.6 million in the second quarter of 2003 compared to $31.7 million in the second quarter of 2002. For the six month period, depletion and depreciation was $86.7 million compared to $62.1 million in the first half of 2002. On a per boe basis, depletion and depreciation has increased to $9.62 per boe in the first half of 2003 compared to $8.31 per boe in the first half of 2002. The shorter reserve life of the B.C. properties acquired in the third quarter of 2002 has increased the depletion rate and the higher per boe acquisition cost of these properties (due in part to shorter reserve life) has also increased the depletion amount per boe. The recent purchase of a working interest in the SOEP processing facilities, with no associated increase in reserves also increases the amount of depreciation per boe.

LIQUIDITY AND CAPITAL RESOURCES

Pengrowth’s long-term debt at June 30, 2003 was $334 million, compared to $317 million at December 31, 2002. The ratio of debt to trailing 12-month distributable cash at June 30, 2003 was 1.2 times, compared to 1.6 times at December 31, 2002. The ratio of long-term debt to long term debt plus equity is 24% at June 30, 2003, up slightly from 23% at year-end 2002, however this ratio is reduced to approximately 15% pro-forma the July equity issue. Distributable cash covered interest expense by 16 times in the first six months of 2003.

On April 23, 2003 Pengrowth closed a US $200 million private placement of senior unsecured notes comprised of US $150 million 4.93% notes due April 2010, and US $50 million 5.47% notes due April 2013. Net proceeds of this offering of approximately Cdn $290 million were used to replace most of Pengrowth’s outstanding bank debt. Total debt issuance costs incurred in connection with this private placement were approximately $2.1 million and this amount will be amortized over the term of the US$ debt.

During the first half of 2003, $24.4 million of new equity was provided through the exercise of trust unit options and funds received through the Pengrowth DRIP program.

Subsequent to quarter end, on July 23, 2003, Pengrowth successfully completed a public equity offering consisting of 8.5 million trust units at $16.95 per unit to raise total gross proceeds of $144.1 million. A portion of the net proceeds from this issue was used to re-pay bank indebtedness incurred to fund prior acquisitions of petroleum and natural gas properties and the balance will be available for potential future acquisitions.

Acquisitions

On May 8, 2003, Pengrowth acquired an 8.4% working interest in the SOEP natural gas and natural gas liquid processing facilities downstream of the Thebaud Central Processing Platform for net closing payments of approximately $57 million net of adjustments for capital, processing fees and interest.

On June 27, 2003, Pengrowth purchased interests in eleven significant discovery licenses (“SDL’s”) from Nova Scotia Resources (Ventures) Limited (NSRVL) for $4.5 million plus a 10% Net Profits Interest to NSRVL.

Capital Spending

Capital expenditures for the six months ending June 30, 2003 totaled $35.5 million of which $31.0 million was spent on drilling, completion and tie-ins, and $4.5 million was spent on facilities. 2003 expenditures include $9.6 million at Judy Creek, $7.8 million at Sable, $3.9 million at Weyburn, $3.1 million at McLeod River, $2.6 million at Oak, and $1.9 million at Elm.

Over 50% of first half capital expenditures have been funded through the 10% holdback from distributable cash.

REVIEW OF DEVELOPMENT ACTIVITIES

Second quarter development activities at Pengrowth’s major properties include the following: (all production volumes stated below are net to Pengrowth unless otherwise stated)

OPERATED PROPERTIES:

Judy Creek:
•	A significant well workover at an “A” Pool producer increased oil rates by 55 bpd. A second significant workover of a suspended “A” Pool producer resulted in the well being reactivated with initial oil rates of 100 bpd.

•	One oil well was drilled in the Southwest quadrant of “A” Pool. Oil production has averaged 85 bpd in the first month of operation. One horizontal solvent injector and one vertical water injector were also drilled in the second quarter.

•	A second injection well booster pump was installed in the second quarter, increasing the water injection rate from 800 to 2200 bpd. This will result in improved water flood oil recovery in the pattern.

McLeod River:
•	To date in 2003 four wells have been drilled and cased. Two of these wells are now on production and two are being evaluated. One additional location will be drilled in the third quarter. McLeod production is steady at approximately 10.0 mmcf/d (net to Pengrowth) due to the new wells coming on-stream.

Oak:
•	Oak “C” unitization is complete. Water injection commenced on April 18th. Initial response is expected by year-end.

Squirrel:
•	12-01 well was fractured in mid June, oil production increased from 45 to 195 bpd.

•	Source water injection was increased and one high water cut well was shut-in, reducing the requirement for gas reinjection. This allowed gas production and sales to be increased from 2 to 3 weeks per month.

Willow:
•	A suspended Halfway gas well was brought into production on May 12th at 500 mcf/d.

Laprise c-18-l:
•	Road construction has been completed and the pipeline construction is in progress. A compressor package has been fabricated and depending on weather, construction should be completed in August. Expected production is 1.0 mmcf/d.

Tupper:
•	The first of 3 potential Paddy gas wells, in which Pengrowth has a 50% working interest, is scheduled to spud on August 8, 2003.

Fireweed:
•	A suspended well was tested at 750 mcf/d. Work is in progress on the tie-in.

Rigel:
•	Ongoing optimization has resulted in two pumpjack upgrades and 75 bpd increase in oil production.

B.C. Undeveloped Lands:
•	Pengrowth owns approximately 247,000 net acres of net undeveloped land in Northeastern B.C. On these lands, Pengrowth has completed 10 farmout transactions with other companies and our land department is actively pursuing other transactions. Year to date, our farmout activities have resulted in 15 wells drilled, 6 wells reworked and 5 wells committed to but not yet drilled. Approximately $12 million has been spent by others on Pengrowth undeveloped B.C. lands so far this year.

NON-OPERATED PROPERTIES:

Sable Offshore Energy Project:

Tier 1

•	Second quarter raw gas production averaged 475 mmcf/d (39.9 mmcf/d net to Pengrowth’s royalty interest) with a year to date average for the first six months of 467 mmcf/d (39.2 mmcf/d net).

Tier 2 Project Status Review

•	Both the Alma 1 and Alma 2 wells have been drilled and are being completed. The jackets are in place and waiting for installation of the topsides which are being built in the Gulf of Mexico. Production from Alma is expected to begin in the fourth quarter of 2003.

•	South Venture detailed engineering is nearly complete with construction of the topsides and jackets underway.

•	The resource outlook and development concepts for Glenelg are continuing to be evaluated.

Weyburn:
•	Two WAG (water alternating gas) injection wells were drilled in the second quarter.

•	Other major capital projects underway include Phase 1C of the CO2 miscible injection. Phase 1C includes eight new patterns that commenced injection in June and are slated for full development this year. A ninth pattern has seen CO2 encroachment and was also put on injection in February. It will be fully developed as part of the 14 pattern program for 2004.

•	There are now 32 active CO2 patterns in the unit. The CO2 injection volumes are currently averaging 96 mmcf/d.

Swan Hills:
•	The operator, Devon, has proposed a three well drilling program to test for oil potential in the northwestern platform area of the unit during the third quarter of 2003. If the project is successful, the incremental production could be on-stream by November. The operator believes that success in this area of the pool could lead to four to six more locations in 2004.

•	Devon is also in the process of evaluating the potential for a CO2 flood.

2003 Tax Estimate Update

Pengrowth forecasts that in the current commodity price environment, approximately 55-60% of distributions paid in 2003 to Canadian investors will be taxable to unitholders, with the remainder of distributions treated as return of capital and thus tax deferred. This estimate reflects the additional equity proceeds received in July.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding its second quarter results at 1:30 P.M. Mountain Daylight Time (3:30 P.M. Eastern Daylight Time) on Thursday, July 31, 2003.

Callers may dial 1-800-814-4862 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth conference call. The call will also be available for replay by dialing 1-877-289-8525 or Toronto local (416) 640-1917 and entering passcode number 21011975 followed by the pound key.

Interested users of the internet are invited to go to:
http://www.newswire.ca/webcast/viewEventCNW.html?eventID=602360 or www.pengrowth.com for replay.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)

	As at	As at
	June 30	December 31
(Stated in thousands of dollars)	2003	2002

	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$8,292
Marketable securities	—	1,906
Accounts receivable	45,323	41,426
Inventory	690	1,301

	46,013	52,925

REMEDIATION TRUST FUND	6,859	6,679

DEFERRED CHARGES (Note 3)	2,087	—

PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,447,981	1,444,668

	$1,502,940	$1,504,272

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$4,287	$—
Accounts payable and accrued liabilities	29,248	43,092
Distributions payable to unitholders	58,918	45,315
Due to Pengrowth Management Limited	784	1,086

	93,237	89,493

LONG-TERM DEBT (Note 3)	334,280	316,501

FUTURE SITE RESTORATION COSTS	52,626	44,339

TRUST UNITHOLDERS’ EQUITY (Note 4)	1,022,797	1,053,939

SUBSEQUENT EVENT (Note 9)
	$1,502,940	$1,504,272

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Six months ended
	June 30		June 30
(Stated in thousands of dollars)
(Unaudited)	2003	2002	2003	2002

REVENUES
Oil and gas sales	$167,222	$111,544	$370,023	$203,178
Processing and other income	2,124	1,349	4,979	3,036
Crown royalties, net of incentives	(30,086)	(12,290)	(62,776)	(24,133)
Freehold royalties and mineral taxes	(1,758)	(1,895)	(4,252)	(3,306)

	137,502	98,708	307,974	178,775
Interest and other income	(26)	(952)	55	(525)

NET REVENUE	137,476	97,756	308,029	178,250

EXPENSES
Operating	34,653	30,532	74,135	58,057
Amortization of injectants for miscible floods	9,033	11,276	18,896	23,454
Interest	6,335	2,681	9,988	5,804
General and administrative	4,250	2,989	7,941	5,219
Management fee	2,332	1,744	6,095	3,140
Capital taxes	507	(122)	1,071	281
Foreign exchange loss (gain) (Note 6)	(20,226)	446	(19,476)	361
Depletion and depreciation	43,591	31,666	86,743	62,113
Future site restoration	4,555	2,930	9,124	5,759

	85,030	84,142	194,517	164,188

INCOME BEFORE THE FOLLOWING	52,446	13,614	113,512	14,062

ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	11	10	27	16

NET INCOME	$52,435	$13,604	$113,485	$14,046

NET INCOME PER UNIT (Note 4)
Basic	$0.470	$0.161	$1.021	$0.168

Diluted	$0.468	$0.161	$1.017	$0.168

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended		Six months ended
	June 30		June 30
(Stated in thousands of dollars)
(Unaudited)	2003	2002	2003	2002

CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$52,435	$13,604	$113,485	$14,046
Items not involving cash
Depletion, depreciation and future site restoration	48,146	34,596	95,867	67,872
Amortization of injectants	9,033	11,276	18,896	23,454
Purchase of injectants	(5,371)	(4,110)	(14,846)	(7,446)
Expenditures on remediation	(287)	(223)	(837)	(447)
Unrealized foreign exchange loss (gain) (Note 6)	(20,740)	—	(20,740)	—
Loss on sale of marketable securities	94	—	94	—

Funds generated from operations	83,310	55,143	191,919	97,479

Distributions	(83,431)	(40,340)	(155,392)	(72,420)
Changes in non-cash operating working capital (Note 7)	664	1,844	(18,190)	(8,898)

	543	16,647	18,337	16,161

FINANCING
Change in long-term debt, net	47,794	(119,962)	38,519	(126,333)
Proceeds from issue of trust units	17,974	116,363	24,368	117,223

	65,768	(3,599)	62,887	(9,110)

INVESTING
Expenditures on property acquisitions	(59,369)	(33,955)	(61,342)	(33,955)
Expenditures on property, plant and equipment	(17,012)	(14,042)	(35,515)	(25,432)
Proceeds on property dispositions	2,751	39,641	2,751	44,595
Deferred Charges	(2,087)	—	(2,087)	—
Change in Remediation Trust Fund	(171)	(150)	(180)	(338)
Proceeds from sale of marketable securities	1,539	91	1,812	91
Change in non-cash investing working capital (Note 7)	305	(4,434)	758	3,519
Purchase of marketable securities	—	(1,114)	—	(2,780)

	(74,044)	(13,963)	(93,803)	(14,300)

DECREASE IN CASH	(7,733)	(915)	(12,579)	(7,249)

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	3,446	(2,537)	8,292	3,797

(BANK INDEBTEDNESS) AT END OF PERIOD	$(4,287)	$(3,452)	$(4,287)	$(3,452)

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF TRUST
UNITHOLDERS’ EQUITY

	Three months ended		Six months ended
	June 30		June 30
(Stated in thousands of dollars)
(Unaudited)	2003	2002	2003	2002

Unitholders’ equity at beginning of period	$1,024,162	$785,387	$1,053,939	$817,203

Units issued, net of issue costs	17,974	116,363	24,368	117,223

Net income for period	52,435	13,604	113,485	14,046

Distributable cash (Note 2)	(71,774)	(48,141)	(168,995)	(81,259)

TRUST UNITHOLDERS’ EQUITY AT END OF PERIOD	$1,022,797	$867,213	$1,022,797	$867,213

PENGROWTH ENERGY TRUST
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICY

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust and Pengrowth Corporation (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2002.

2.	DISTRIBUTABLE CASH

Distributable Cash is not a measure under Canadian generally accepted accounting principles and there is no standardized measure of Distributable Cash. Distributable Cash, as presented, may not be comparable to similar measures presented by other energy trusts.

	Three months ended		Six months ended

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Net income	$52,435	$13,604	$113,485	$14,046
Add (Deduct):
Depletion, depreciation and future site restoration	48,146	34,596	95,867	67,872
Remediation expenses and trust fund contributions	(521)	(434)	(1,142)	(909)
Unrealized foreign exchange loss (gain) (Note 6)	(20,740)	—	(20,740)	—
Other	375	375	250	250

Distributable cash before withholding	79,695	48,141	187,720	81,259
Cash withheld to fund capital expenditures	(7,921)	—	(18,725)	—

Distributable cash	$71,774	$48,141	$168,995	$81,259
Less: Actual distributions paid or declared	(61,846)	(46,910)	(159,067)	(80,028)

Balance to be distributed	$9,928	$1,231	$9,928	$1,231

Actual distributions paid or declared per unit	$0.670	$0.540	$1.420	$0.950

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

3.	LONG TERM DEBT

	As at	As at
	June 30,	December 31,
	2003	2002

U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93% due April 2010	$217,680	$—
U.S. $50 million senior unsecured notes at 5.47% due April 2013	72,560	—
Unrealized foreign exchange gain on translation	(20,740)	—

	269,500	—

Canadian dollar revolving credit borrowings	64,780	316,501

	$334,280	$316,501

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S.$150 million at 4.93% due April 2010 and U.S.$50 million at 5.47% due in April 2013. Interest is paid semi-annually on the notes. The proceeds from the private placement were used to repay a portion of Pengrowth’s outstanding bank debt. Costs incurred in connection with issuing the notes, in the amount of $2,138,000, are being amortized straight line over the term of the notes.

In June 2003, the Corporation negotiated a $225 million revolving credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. In addition, it has a $35 million demand operating line of credit. The borrowing capacity under these facilities is currently reduced by outstanding letters of credit in the amount of approximately $34 million. For 2004, the borrowing capacity will be reduced by a further $25 million of letters of credit. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The credit facility will revolve until June 18, 2004, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility with amounts outstanding under the facility repayable in 8 equal quarterly installments. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments.

4.	TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	June 30, 2003		December 31, 2002

	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	110,562,327	$1,662,726	82,240,069	$1,280,599
Issued for cash	—	—	28,125,000	404,350
Less: issue expenses	—	—	—	(24,989)
Issued for cash on exercise of stock options and rights	908,480	12,544	66,093	871
Issued for cash under Distribution Reinvestment (“DRIP”) Plan	826,076	11,824	131,165	1,895

Balance, end of period	112,296,883	$1,687,094	110,562,327	$1,662,726

The per unit amounts for net income are based on weighted average units outstanding for the period. The weighted average units outstanding for the three months ended June 30, 2003 were 111,466,759 units and for the six months ended June 30, 2003 were 111,119,478 (three months ended June 30, 2002 — 84,612,513 units, six months ended June 30, 2002 — 83,445,980 units). In computing diluted net income per unit, 508,654 units were added to the weighted average number of units outstanding during the quarter ended June 30, 2003 (June 30, 2002 — 34,995 units) and 418,995 units were added for the six months ended June 30, 2003 (six months ended June 30, 2002 — 29,608 units) for the dilutive effect of employee stock options and rights.

Trust Unit Option Plan

As at June 30, 2003, options to purchase 3,798,305 trust units were outstanding (December 31, 2002 — 4,451,131) that expire at various dates to June 28, 2009.

	June 30, 2003		December 31, 2002

		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price

Outstanding at beginning of period	4,451,131	$16.78	3,106,635	$17.78
Granted	—	—	1,895,603	15.14
Exercised	(590,780)	13.93	(66,093)	13.17
Cancelled	(62,046)	17.17	(485,014)	17.23

Outstanding at period-end	3,798,305	17.22	4,451,131	16.78
Exercisable at period-end	3,353,839	17.62	3,715,271	17.04

Rights Incentive Plan

As at June 30, 2003, rights to purchase 1,747,200 trust units were outstanding (December 31, 2002 — 1,964,100) that expire at various dates to June 9, 2008.

	June 30, 2003		December 31, 2002

		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	Of rights	Exercise price	of rights	Exercise price

Outstanding at beginning of period	1,964,100	$13.29	—	$—
Granted	100,800	15.76	1,964,100	13.61
Exercised	(317,700)	13.59	—	—

Outstanding at period-end	1,747,200	12.65	1,964,100	13.29
Exercisable at period-end	397,600	12.74	654,700	13.29

Fair Value of Unit Based Compensation

Had compensation cost for options and rights granted to employees since January 1, 2002, been calculated based on the fair value method, net income would be reduced as follows:

	Three months ended		Six months ended

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Net income	$52,435	$13,604	$113,485	$14,046
Compensation cost related to options	(106)	(675)	(200)	(675)
Compensation cost related to rights	(4,478)	—	(4,596)	—

Pro forma net income	$47,851	$12,929	$108,689	$13,371

Pro forma net income per unit:
Basic	$0.429	$0.153	$0.978	$0.160
Diluted	$0.427	$0.153	$0.974	$0.160

5.	GUARANTEE

Pengrowth has adopted the provisions of Accounting Guideline acG-14, Disclosure of Guarantees.

As at June 30, 2003, the Corporation has provided a guarantee to an investment dealer pursuant to the employee Trust Unit Margin Purchase Plan. Under the terms of this plan, participants may purchase trust units and finance up to 75% of the purchase price through the investment dealer. Participants maintain personal margin loans with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans. The Corporation has provided a $5 million letter of credit to the investment dealer in relation to amounts owing under the plan.

The Corporation acts as a guarantor on all margin loans under the plan. As at June 30, 2003, 2,483,076 trust units were deposited under the plan with a market value of $42,833,061 and a corresponding margin loan of $7,738,590. The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35% of the market value of the units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation would be reduced by proceeds of liquidating the individual’s trust units held under the plan.

6.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended		Six months ended

	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

Unrealized foreign exchange loss (gain) on translation of US dollar denominated debt	$(20,740)	$—	$(20,740)	$—
Realized foreign exchange losses (gains)	514	446	1,264	361

	$(20,226)	$446	$(19,476)	$361

The US dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

7.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	Three months ended		Six months ended

	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

Accounts receivable	$15,908	$(1,523)	$(3,897)	$(4,883)
Inventory	426	(821)	611	1,429
Accounts payable and accrued liabilities	(15,218)	3,975	(14,602)	(5,475)
Due to Pengrowth Management Limited	(452)	213	(302)	31

	$664	$1,844	$(18,190)	$(8,898)

Change in Non-Cash Investing Working Capital

	Three months ended		Six months ended

	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

Accounts payable for capital accruals	$305	$(414)	$758	$3,519
Deposit on disposition of properties	—	(4,020)	—	—

	$305	$(4,434)	$758	$3,519

Cash Payments

	Three months ended		Six months ended

	June 30	June 30	June 30	June 30
	2003	2002	2003	2002

Cash payments made for taxes	$512	$435	$997	$790
Cash payments made for interest	$2,435	$3,134	$7,281	$6,538

8.	FINANCIAL INSTRUMENTS

Interest Rate Risk

On April 23, 2003, Pengrowth completed a US$200 million private placement of fixed rate seven and ten year term notes. Proceeds from the notes were used to pay down existing floating rate bank debt. Pengrowth had previously fixed the interest rates on $125 million of bank debt using interest rate swaps. During the second quarter, Pengrowth terminated $75 million of the swaps at a cost of $1,045,000.

Pengrowth has two interest rate swaps that remain outstanding on a total of $50 million of bank debt. The first swap on $25 million of debt has a fixed rate of 4.22% and expires November, 2004. The second swap on $25 million has a fixed rate of 4.34% and expires March, 2005.

The estimated fair value of the remaining interest rate swaps has been determined based on the amount Pengrowth would receive or pay to terminate the contracts at period end. At June 30, 2003, the amount Pengrowth would pay to terminate the interest rate swaps is $908,000.

Foreign Exchange Risk

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month for 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At June 30, 2003, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn$2,290,000.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at June 30, 2003, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	Per bbl

2003
Financial:
July 1, 2003 – Dec 31, 2003	11,000	WTI(1)	$41.48Cdn

2004
Financial:
Jan 1, 2004 – Dec 31, 2004	8,500	WTI(1)	$38.09Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	Per mmbtu

2003
Financial:
July 1, 2003 – Dec 31, 2003	7,500	Tetco M3(1)	$7.37	Cdn
July 1, 2003 – Dec 31, 2003	7,000	Transco Z6	$3.90	U.S.
July 1, 2003 – Dec 31, 2003	2,500	Tetco M3(1)	$8.42	Cdn
July 1, 2003 – Dec 31, 2003	2,370	AECO	$6.96	Cdn
July 1, 2003 – Dec 31, 2003	2,370	Sumas(1)	$7.28	Cdn

Physical:
July 1, 2003 – Dec 31, 2003	9,478	AECO	$5.73	Cdn

2004
Financial:
Jan 1, 2004 – Dec 31, 2004	5,000	Tetco M3(1)	$6.90	Cdn
Jan 1, 2004 – Dec 31, 2004	7,000	Transco Z6	$3.90	U.S.

(1)	Associated CDN$ / US$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At June 30, 2003, the amount Pengrowth would receive to terminate the financial crude oil contracts is $10,851,000, and the amount Pengrowth would pay to terminate the financial natural gas contracts is $15,026,000.

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long-term debt and remediation trust fund, approximate their fair value due to their short maturity. The fair value of the Remediation Trust Fund at June 30, 2003 was $7,511,500 (December 31, 2002 – $7,193,000). The fair value of the US denominated debt approximates its carrying value as the rate on the debt does not vary significantly from market rates.

9.	SUBSEQUENT EVENT

On July 23, 2003, Pengrowth completed a public equity offering in Canada, issuing 8.5 million units to raise gross proceeds of $144.1 million.